VIA EDGAR
February 13, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Cecilia Blye
Re:	Accenture Ltd Form 10-K for the Fiscal Year Ended August 31, 2008 Filed October 20, 2008 File No. 1-16565
Dear Ms. Blye:
     On behalf of Accenture Ltd (“Accenture” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to William D. Green, dated January 15, 2009. To assist your review, we have retyped the text of the Staff’s comment below.
General
1.	You state on page 28 and elsewhere in your Form 10-K that you operate in the Middle East and Africa. Iran, Syria, and Sudan, countries located in the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding your contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any technology or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
The Company provides global management consulting, technology services and outsourcing services, and related items, to customers in many countries. These services include helping clients identify and enter new markets, increase revenues in existing markets, improve operational performance and deliver their products and services more effectively and efficiently.
The Company engages in certain activities outside the United States through its non-U.S. affiliates. In this regard, the Company has provided and in some cases continues to provide goods and/or services to certain multinational clients, which clients may maintain operations in one or more of the referenced countries. In addition, the Company from time to time provides goods and services to organizations involved in humanitarian activities worldwide, including in one or more of these countries. To the extent it is or becomes aware that its clients maintain operations in Iran, Sudan or Syria, and that such operations will be involved in the receipt of goods or services from the Company, the Company takes steps to ensure that its activities comply with applicable laws.
In addition, the Company, through one or more U.S. affiliates, sometimes provides goods and/or services as described above to U.S. companies or other U.S.-based entities engaged in activities in one or more of the countries in question where such customers of the Company have received licenses or other authorizations from appropriate U.S. government authorities. In limited instances, the Company through one or more U.S. affiliates provides goods and/or services to non-U.S. entities engaged in activities in one or more of the countries in question. In such circumstances, the Company determines whether its activities require prior U.S. government authorization or qualify for an exemption.
The Company has no subsidiaries, affiliates or offices of any kind in Iran, Sudan or Syria.
The Company does not have any agreements, commercial arrangements or other contacts with agencies or departments of the governments of Iran, Sudan or Syria or to its knowledge, entities that are controlled by same. The Company also to its knowledge does not have any customers incorporated or headquartered in any of these three countries. The Company has not sought U.S. government authorization to provide goods or services to customers in any of these countries.
The Company is committed to maintaining strict compliance with applicable export control and economic sanctions laws and regulations and has in place comprehensive policies and procedures in this regard. The Company has allocated significant resources to design, implement and maintain a robust compliance program specific to the Company’s U.S. and non-U.S. activities. To that end, the Company maintains compliance personnel in the United States and elsewhere to oversee and enforce the export compliance program, making use of both manual and automated compliance systems. Export compliance personnel also perform training and outreach functions, among other safeguards.
In the context of its overall business operations, the Company’s activities involving Iran, Sudan and Syria are limited and, accordingly, do not pose a material, associated reputational risk and do not constitute a material investment risk to its security holders. Revenues associated with the Company’s provision of goods and/or services involving the referenced countries totaled less than $2 million for the 2008 fiscal year. During this same period of time, total net revenues of the Company exceeded $23 billion. Accordingly, revenues associated with the Company’s provision of goods and/or services involving the referenced countries represented less than 0.01% of the Company’s total net revenues during this time period. Therefore, the Company does not believe that a reasonable investor would deem additional information about its activities relating to Iran, Sudan or Syria important in making an investment decision and has not included such information in its filings with the Commission.

     As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call Richard Buchband at (312) 693 4544 or the undersigned at (408) 817 2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, ACCENTURE LTD, represented by its duly authorized signatory
/s/ Douglas G. Scrivner
By: Douglas G. Scrivner

cc:	William D. Green, Accenture Pamela J. Craig, Accenture Anthony G. Coughlan, Accenture Richard Buchband, Esq., Accenture A.J. Kess, Esq., Simpson Thacher & Bartlett LLP